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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the Quarter Ending March 31, 1998

                         Commission File Number: 0-2918

                          ARAMEX INTERNATIONAL LIMITED
             ------------------------------------------------------
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 ----------------------------------------------
                 (Translation of Registrant's Name into English)

                          2 Badr Shaker Alsayyab Street
                            Um Uthayna, Amman, Jordan
                   ----------------------------------------
                   (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F           X         Form 40-F
                           --------                    --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No        X
                           --------             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


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

                                Table of Contents

                                                                                                                Page
                                                                                                                ----
Part I.  Financial Information:

         Item 1.    Condensed Financial Statements:

                    Condensed Consolidated Balance Sheets at March 31, 1998 unaudited and December 31, 1997....................................................................... 1

                    Unaudited Condensed Consolidated Statements of Operations for the three month periods ended March 31, 1998 and March 31, 1997..................................................... 2

                    Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 1998 and March 31, 1997..................................................... 3

                    Notes to Financial Statements................................................................. 4

         Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operation:

                    Three month period ended March 31, 1998 versus the three month period ended March 31, 1997.... 8

Part II. Other Information:

         Item 6.    Exhibits......................................................................................10

Signatures........................................................................................................13

                                     Part I
                             Financial Information:

Item 1. Financial Statements:

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
               AT MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                  March 31, 1998      December 31, 1997
                                                -----------------     -----------------
                                                   (unaudited)
ASSETS
Current assets
      Cash and cash equivalents                      $ 6,671              $ 6,627
      Receivables                                     17,252               15,592
      Deferred income taxes                               54                   54
      Other current assets                             2,793                2,438
                                                     -------              -------
      Total current assets                            26,770               24,711

Fixed Assets
Property, plant and equipment                          5,028                5,012
Investments in affiliates                                 40                   40
Other assets                                           1,020                  941
                                                     -------              -------
      Total Assets                                    32,858               30,704
                                                     =======              =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Due to banks                                          510                  587
   Current portion of long-term debt                     306                  352
   Trade payables                                      6,992                6,305
   Other current liabilities                           4,471                3,871
                                                     -------              -------
      Total current liabilities                       12,279               11,115
                                                     -------              -------

Long term debt                                           456                  456
Deferred income taxes                                     52                   52
Other liabilities                                      1,428                1,337
                                                     -------              -------
Minority interests in subsidiaries                     1,092                  985
                                                     -------              -------

Shareholders' Equity

   Share capital                                          44                   44
   Additional paid in capital                          7,263                7,263
   Cumulative translation adjustment                       6                   (5)
   Retained earnings                                  10,238                9,457

      Total Shareholders' Equity                      17,551               16,759
                                                     -------              -------
      Total Liabilities and Shareholders' Equity     $32,858              $30,704
                                                     =======              =======


                   The accompanying notes are an integral part of these consolidated financial statements.

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                           FOR THE THREE MONTH PERIODS
                     ENDED MARCH 31, 1998 AND MARCH 31, 1997
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE
                               AND PER SHARE DATA)

                                                         Three month periods
                                                           ending March 31,
                                                         -------------------
                                                         1998           1997
                                                         ----           ----
Revenues                                             $  18,422      $  14,597
Shipping costs                                          10,026          8,000
                                                     ---------      ---------
  Gross Profit                                           8,396          6,597

Operating expenses                                       2,905          2,681
Selling, general and administrative expenses             4,747          3,273

  Operating Income                                         744            643
                                                     ---------      ---------

Other income (expenses):
  Interest Income                                           80             83
  Interest expense                                         (16)           (17)
  Loss on sale of assets                                    (3)            (7)
  Exchange loss                                             (3)            (2)
  Other income                                               3              3
                                                     ---------      ---------
  Income before income taxes                               805            703

Provision for income taxes                                  37             44
Minority interests                                         (13)            24
                                                     ---------      ---------
  Net income                                         $     781      $     635
                                                     =========      =========

Basic earnings per share                             $    0.18      $    0.15
                                                     =========      =========
Diluted earnings per share                           $    0.17      $    0.15
                                                     =========      =========
Weighted average number shares outstanding -
   basic                                             4,429,688      4,296,355
                                                     =========      =========
Weighted average number of shares outstanding -
   diluted                                           4,611,322      4,350,765
                                                     =========      =========

                  The accompanying notes are an integral part of these consolidated financial statements.

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE THREE MONTH PERIODS ENDED
                        MARCH 31, 1998 AND MARCH 31, 1997
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                   Three month periods ending
                                                                                           March 31,
                                                                                   --------------------------
                                                                                   1998                  1997
                                                                                   ----                  ----
Cash Flows From Operating Activities
  Income before income tax                                                         $   805              $   703
   Adjustment to reconcile income before tax to net cash
     from operating activities:
         Depreciation                                                                  313                  174
         Loss on sale of property, plant and equipment                                   3                    7
                                                                                   -------              -------
                                                                                     1,121                  884

    Increase in receivables                                                         (1,660)              (1,626)
    Increase in other current assets                                                  (354)                (239)
    Increase in trade payables                                                         687                  810
    Increase in other liabilities                                                       91                   14
    Increase in other current liabilities                                              599                  652
    Other                                                                              (40)                   -
                                                                                   -------              -------
              Cash generated from operations                                           444                  495
  Income taxes paid                                                                    (29)                (160)
                                                                                   -------              -------
              Net cash from operating activities                                       415                  335

Cash Flows from Investing Activities
  Purchase of property, plant and equipment                                           (299)                (284)
  Proceeds from sale of property, plant and equipment                                   10                   16
  Increase in other assets                                                             (79)                 102
                                                                                   -------              -------
              Net cash used in investing activities                                   (368)                (166)
                                                                                   -------              -------

Cash Flows from Financing Activities
  Due to banks, net                                                                    (77)                (211)
  Short term loan                                                                        -                  266
  Repayment of long term debt                                                          (46)                 (32)
  Payments from minority interests                                                     120                    -
  Proceeds from issuance of share capital                                                -                5,170
                                                                                   -------              -------
             Net cash (used in) from financing activities                          $    (3)             $ 5,193
                                                                                   =======              =======

Net increase in cash and cash equivalents                                          $    44              $ 5,362
                                                                                   =======              =======

Cash on hand and at banks, at beginning of period                                  $ 6,627              $ 2,335
                                                                                   =======              =======

Cash and cash equivalents, end of period                                           $ 6,671              $ 7,697
                                                                                   =======              =======

                  The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. BUSINESS AND ORGANIZATION

Aramex International Limited, (the "Company") was incorporated under the laws of Bermuda on October 31, 1996 to be the successor to Aramex International Limited, a Hong Kong company which was incorporated in February 1986 ("Aramex Hong Kong").

On December 13, 1996, the Company subscribed for 100 shares of Aramex Hong Kong (the "Ordinary Shares") and each share of Aramex Hong Kong outstanding prior to such subscription was converted by a special resolution of the shareholders of Aramex Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than in respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by the Company) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $100 billion. Accordingly, no value has been assigned to the Deferred Shares. Pursuant to the Reorganization, the Company became the parent holding company of Aramex Hong Kong. The existing shareholders of Aramex Hong Kong retain a nominal interest in Aramex Hong Kong through their ownership of the Deferred Shares. Aramex Hong Kong transferred its properties, assets and other claims, rights and interests which were directly or indirectly, owned, licensed or used by it to the Company.

Aramex has an authorized share capital of 15,000,000 shares of common stock, with a par value $0.01 per share. At March 31, 1998, the Company had 4,429,688 shares of common stock issued and outstanding. The Company is also authorized to issue 5,000,000 shares of preferred stock, a par value of $0.01 per share, none of which has been issued or is outstanding.

From its main stations (hubs) in Dubai, London and New York, the Company provides multi-modal services in international and domestic express delivery, freight forwarding, logistics and special services primarily to, from and within destinations in the Middle East and the Indian Sub-Continent. The Company's operations are controlled through a regional office which was registered in Jordan on March 15, 1988 under the name of Aramex International Limited (the "Regional Office") pursuant to the foreign companies law No. (58) of 1985. The operations of the Regional Office are facilitated by the hubs of the Company's network.

Effective January 1, 1996, the Company formally inaugurated its direct marketing and mail order catalog service at certain stations in the Middle East. The service, called Middle East Direct ("MED"), provides assistance to customers in selecting, ordering and delivering merchandise through catalogs of retail companies based principally in the United States and Western Europe.

On January 13, 1997, the Company completed an initial public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $7.00 per share. The net proceeds of the issue received by the Company, (after deducting underwriting discounts, commissions and other costs associated with the offering), were approximately $5,048 (in thousands of U.S. Dollars).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of presentation

      The accompanying unaudited financial statements have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements, there are no significant differences between the Company's accounting principles utilized and the accounting principles for interim financial information generally accepted in the United States. Accordingly, these financial statements do not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

b)    Principles of consolidation

      The consolidated financial statements include the accounts of the Company and all of its subsidiaries that are controlled directly and indirectly through agreements that provide the Company with authority to govern the financial and operating affairs of the subsidiaries. All significant intercompany accounts and transactions have been eliminated.

c)    Use of estimates

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

d)    Concentration of risk in geographic area

      The Company derived approximately 81% of its revenues from operations in the Middle East for the three month period ended March 31, 1998. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

e)    Revenue recognition

      Revenues are recognized when shipments are completed. For "door-to-door" shipments, revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time, the revenue process is completed. Certain customers pay in advance giving rise to deferred revenue.

f)    Translation of the financial statements of foreign stations

      The Company's functional currency is the United States Dollar. The financial statements of foreign subsidiaries where the local currency is the functional currency (substantially all stations) are translated into U.S Dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity.

      Exchange gains and losses resulting from transactions of the Company and its subsidiaries which are made in currencies different from their own are included in income as they occur.

g)    Property, plant and equipment

      Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using primarily the straight-line method.

      The estimated useful lives of these assets are:

      Furniture and fixtures             7 years
      Office equipment                   7 years
      Computers                          5 years
      Vehicles                           5 years

      Assets held under capital leases are depreciated over the shorter of the lease terms and the useful lives of the assets.

h)    Income taxes

      The Company provides income taxes in accordance with IAS 12. As an offshore company incorporated in Bermuda, profits from operations of foreign subsidiaries are not subject to Bermudan taxes. For certain operations in the Middle East, the Company is exempt from income taxes. For other operations, deferred income taxes have been provided, using the liability method under IAS 12, for the difference between the book and tax bases of assets and liabilities.

      Deferred income taxes have not been provided on the undistributed earnings of subsidiaries operating outside of Bermuda, as such earnings are expected to be indefinitely reinvested or, if distributed, are expected to be distributed tax free.

i)    Employee termination indemnities

      Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying consolidated financial statements reflect the maximum amounts of the indemnities as of the balance sheet date of $1,296,842 at March 31, 1998.

NOTE 3. SUBSEQUENT EVENT

On May 11, 1998, the Company completed a public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $13.125 per share (the "Offering"), of which 500,000 shares were offered by the Company and 500,000 shares were offered by certain Selling Shareholders. The net proceeds of the issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5,768 (in thousands of U.S. Dollars).

The Company presently anticipates utilizing the net proceeds from the Offering to expand its warehouse facilities in Amman and Dubai, invest in and deploy additional technologies and information systems to support its growth, and the remainder for working capital and general corporate purposes.

NOTE 4. REVENUE FROM SERVICES
        (In thousands of U.S. Dollars)

                                              Three month periods ended
                                                      March 31,
                                              -------------------------
                                               1998               1997
                                              ------             ------
International Express                         $ 9,900           $ 8,118
Freight Forwarding                              6,357             4,576
Domestic Express                                1,144               794
MED                                               468               343
Other*                                            552               767
                                              -------           -------
     Total Revenues from Services             $18,423           $14,598
                                              =======           =======

-----------
* Amounts represent revenues from other special services which the Company renders including airline ticketing and travel, remail and visa services. All related costs are reflected in shipping costs.

NOTE 5. COST OF SERVICES

                                                  Three month periods ended
                                                          March 31,
                                                  -------------------------
                                                   1998               1997
                                                  ------             ------
Outbound Cost of Services-Express                 $ 3,765             $3,286
Inbound Cost of Services-Express                      458                325
Freight Forwarding Cost of Services                 4,947              3,510
MED Cost of Services                                  352                229
Domestic Cost of Services                             181                147
Other Costs of Services                               323                503
                                                  -------             ------
     Total Cost of Services                       $10,026             $8,000
                                                  =======             ======

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation:

Comparison of Three Month Period Ended March 31, 1998 to Ended March 31, 1997

         Revenues. Consolidated revenues of the Company increased by $3.8 million, or 26.2%, to 18.4 million for the three month period ended March 31, 1998 ("1998") from $14.6 million for the three month period ended March 31, 1997 ("1997").

         International express revenues increased by $1.8 million, or 22.0%, to $9.9 million for 1998 from $8.1 million in 1997, primarily as a result of additional revenues generated by the Company's expansion of its operations in Saudi Arabia and the Arabian Gulf. Specifically, express revenue growth was driven largely by increased growth in the Company's retail express business of approximately 29.4%, primarily attributable to a 154% and 25% increase in retail express business generated by the Company's stations in Saudi Arabia and Dubai, respectively.

         Freight forwarding revenues increased by $1.8 million, or 39.0% to $6.4 million for 1998 from $4.6 million for 1997, primarily as a result of increased revenue growth in the Company's operations in Saudi Arabia and the UAE. Management believes this growth is the direct result of the Company's focus on, and investment in, training its employees to sell freight forwarding service at most of its stations.

         Domestic express revenues increased by $0.35 million, or 44.1%, to $1.1 million for 1998 from $0.8 million for 1997 primarily as a result of the continued growth in the Company's activities in Saudi Arabia and the UAE.

         MED revenues increased by $0.12 million, or 36.8%, to $0.47 million for 1998 from $0.34 million for 1997 primarily as a result of growth in the Jordan and Lebanese operations.

         Other revenues decreased by $0.22 million, or 28.0%, to $0.55 million for 1998 from $0.77 million for 1997.

         Shipping Costs. Shipping costs increased by $2.0 million, or 25.3%, to $10.0 million for 1998 from $8.0 million for 1997, primarily as a result of the increased volume in the number of 1998 shipments. As a percentage of total revenues, however, shipping costs remained stable at approximately 54.4% During 1998, the Company experienced lower shipping costs as a percentage of international express and freight forwarding revenues, respectively, offset by increased shipping costs as a percentage of MED and domestic express revenues, respectively.

         Gross Profit. As a result of the above factors, gross profit increased by $1.8 million, or 27.3%, to $8.4 million in 1998 from $6.6 million in 1997. Gross margin remained stable at approximately 45.6% of total revenues for each of 1998 and 1997.

         Operating Expenses. Operating expenses increased by $0.22 million, or 8.4%, to $2.9 million for 1998 from $2.7 million for 1997, primarily as a result of the addition of employees involved in the Company's Saudi Arabian operations. As a percentage of total revenues, however, operating expenses decreased to 15.77% of 1998 total revenues from 18.37% of 1997 total revenues.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $1.5 million, or 45.1% to $4.7 million for 1998 from $3.3 million for 1997. As percentage of total revenues, selling general and administrative expenses increased to 25.8% of 1998 total revenues from 22.4% of 1997 total revenues. This increase resulted primarily form additional expenditures during 1998 related to addition of executive, marketing and sales employees associated with the Company's expansion in Saudi Arabia, the Palestinian Territories, Jordan and Dubai.

         Operating Income. As a result of the above factors, operating income increased by $0.1 million, or 15.7%, to $0.74 million in 1998 from $0.64 million in 1997. As a percentage of total revenues, operating income decreased slightly to 4.04% of total 1998 revenues from 4.4% of total 1997 revenues.

         Other Income. Other income remained stable at $0.03 million, primarily as a result of interest income from the proceeds of the Company's 1997 initial public offering.

         Net Income. Net income increased by $0.15 million, or 23.0% to $0.78 million for 1998 from $0.64 million for 1997.

         Forward Looking Statements. The statements contained in this quarterly report, including, but not limited to, those relating to the future availability of express and cargo space; the Company's overseas presence and plans for international air freight forwarding services and agreements for international cargo; the future expansion and results of the Company's station network and warehouse facilities; plans for local delivery services and truck brokerage; future improvements in the Company's information systems and logistics systems and services; future marketing results; construction of new facilities; the effect of litigation; future costs of transportation; future operating expenses; future margins; any seasonality of the Company's business; future stock issuances; future dividend plans; future acquisitions, and any effects, benefits, results, terms or other aspects of acquisitions; retention of employees or management; availability of facilities; use of offering proceeds; ability to continue growth and implement growth and business strategy; the ability of expected sources of liquidity to support working capital and capital expenditure requirement; and any other statements regarding future growth, future cash needs, future terminals, future operations, business plans and future financial results; and any other statements which are not historical facts are forward-looking statements. When used in this document, the words "anticipate," "estimate," "expect," "may," "plans," "project," "potential," and similar expressions are intended to be among the statements that identify forward-looking statements. Such statements involve risks and uncertainties, including but not limited to, those relating to the Company's dependence on its ability to attract and retain skilled managers and other personnel; the intense competition within the express, freight and logistics industry; continued demand for and competition in the MED business; the uncertainty of the Company's ability to manage and continue its growth and implement its business strategy in each segment of its business; the Company's dependence on the availability of express and cargo space to serve its customers; effects of regulation; results of litigation; the Company's vulnerability to instability in the geographic regions in which it operates and general economic conditions and dependence on its principal customers; the control by the Company's principal shareholders; the Company's potential exposure to claims involving its local pick-up and delivery operations; the Company's future financial and operating results, cash needs and demand for its services; failure of information systems, including as a result of Year 2000 problems; and the Company's ability to maintain and comply with customs regulations and other permits and licenses; as well as other factors detailed in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                    Part II
                               Other Information:

Item 6. Exhibits

a)    Exhibits

Exhibit 99.1 Press Release announcing results for the three month periods ended March 31, 1998.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ARAMEX INTERNATIONAL LIMITED



Date:    May 14, 1998                         By:  /s/ William S. Kingson
                                                   ----------------------
                                                   William S. Kingson
                                                   Chairman of the Board